June 24, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	LIXTE BIOTECHNOLOGY HOLDINGS, INC. (CIK: 0001335105)
Registration Statement No. 333-288120 on Form S-1/A (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Spartan Capital Securities, LLC hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time, June 26, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution.

The undersigned has complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

By:	SPARTAN CAPITAL SECURITIES, LLC

	By:	/s/ Kim Monchik
	Name:	Kim Monchik
	Title:	Chief Administrative Officer